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                                                                     EXHIBIT 128

                             MATERIAL CHANGE REPORT
                                  PURSUANT TO

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1.       REPORTING ISSUER

         InterOil Corporation (the "CORPORATION")

2.       DATE OF MATERIAL CHANGE

         July 28, 2003

3.       PRESS RELEASE

         A press release was released in Canada on July 28, 2003.

4.       SUMMARY OF MATERIAL CHANGE

         The Corporation has announced that it has entered into an agreement to issue 5% subordinated convertible notes to raise gross proceeds of up to U.S.$14,500,000. The notes will mature on July 31, 2008. The offering is being made on a "best efforts" basis by Morgan Keegan & Company, Inc. acting as placement agent.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         The Corporation has entered into an agreement to issue 5% subordinated convertible notes to raise gross proceeds of up to U.S.$14,500,00. The notes will be issued in fully registered form, without coupons, in denominations of $1,000. The notes will bear interest at the rate of 5% per annum, payable on July 31 and January 31 of each year, beginning in January 2004. The notes will mature in 2008. The notes will be convertible into common shares of the Corporation at the conversion price of US$14.74 per common share subject to adjustments on the occurrence of certain events. The proceeds of the offering will be used to accelerate the timing of the Corporation's exploration projects in Papua New Guinea, to provide additional contingency funds to complete the construction of a refinery and for general corporate purposes. The offering is being made on a "best efforts" basis by Morgan Keegan & Company, Inc. acting as placement agent, who will receive a fee equal to 6% of the gross proceeds of the offering.

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6.       RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         This filing is not being made on a confidential basis.

7.       OMITTED INFORMATION

         None.

8.       STATEMENT OF SENIOR OFFICER

         Further information regarding the matters described in this report may be obtained from Graeme Alexander, Corporate Counsel and Company Secretary, who is knowledgeable about the details of the material change and may be contacted at 61 (7) 4046 4600 (Australia).

         The foregoing accurately discloses the material change referred to herein.

         DATED at Cairns, Australia this 6th day of August, 2003.

                                             INTEROIL CORPORATION

                                             By: (Signed) "Graeme Alexander"
                                                 -------------------------------
                                                 Authorized Signing Officer

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                                                                 [INTEROIL LOGO]

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

                     INTEROIL ANNOUNCES PROPOSED OFFERING OF
                               SUBORDINATED NOTES

         JULY 28, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea announced today that it intends to issue approximately US$14.5 million of subordinated notes due 2008 that are being offered by way of a private placement. The notes will carry a coupon rate of 5.00 percent per annum. In the first 2 years, the company may pay the interest due on the notes by issuing additional common shares. Including the notes issuable as interest on the originally issued notes, these notes will be convertible into 1,085,840 common shares of the company at US$ 14.74 per common share. The company intends to register the resale of these notes in the United States. The net proceeds of the offering will be used to fund a portion of the company's exploration projects in Papua New Guinea and for general corporate purposes.

         This announcement shall not constitute an offer to sell nor a solicitation of an offer to buy any of the notes. The notes may not be offered or sold in the United States absent registration or an exemption from registration.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC. traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:

NORTH AMERICA                                           AUSTRALASIA
Gary M Duvall                   Lisa Elliott            Anesti Dermedgoglou

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V.P., Corporate Development     V.P., IR Counsel        V.P., Investor Relations
InterOil Corporation            DRG&E                   InterOil Corporation
gary.duvall@interoil.com        lelliott@drg-e.com      anesti@interoil.com
Houston, TX USA                 Houston, TX USA         Cairns, Qld Australia
Phone: +1 281 292 1800          Phone: +1 713 529 6600  Phone: +6 17 4046 4600